Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Performance Securities with Contingent Protection linked to the S&P 500 Index due October 30, 2015	$15,873,280	$1,131.76
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated February 18, 2009)

UBS AG $15,873,280 Performance Securities with Contingent Protection

Linked to the S&P 500® Index due October 30, 2015

Investment Description

UBS AG Performance Securities with Contingent Protection (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the S&P 500® Index (the “underlying index”). The amount you receive at maturity is based on the return of the underlying index and, in certain circumstances, on whether the Index Ending Level is below the Trigger Level. If the Index Return is positive or zero, at maturity, you will receive an amount in cash per Security that is equal to your principal amount plus an amount based on the Index Return multiplied by a Participation Rate. If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level, you will receive your principal. If the Index Return is negative and the Index Ending Level is below the Trigger Level, your Securities will be fully exposed to the decline in the underlying index, and you could lose some or all of your investment. You will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the underlying index, the Securities may provide an alternative to traditional investments. At maturity, the Securities allow you to participate in any positive Index Return while providing an initial cushion from any negative Index Return.
☐	Contingent Protection Feature: If you hold the Securities to maturity and the closing level of the underlying index on the Final Valuation Date is greater than or equal to the Trigger Level, you will receive at least 100% of your principal, subject to the creditworthiness of the Issuer. If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any negative Index Return.

Key Dates

Trade Date	October 26, 2010
Settlement Date	October 29, 2010
Final Valuation Date*	October 26, 2015
Maturity Date*	October 30, 2015
*	Subject to postponement in the event of a market disruption event, as described in the Performance Securities with Contingent Protection product supplement.

Security Offering

These terms relate to Securities linked to the S&P 500® Index. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment) and multiples of $10.00 thereafter.

Underlying Index	Participation Rate	Index Starting Level	Trigger Level	CUSIP	ISIN
S&P 500® Index	119%	1185.64	592.82, which is 50% of the Index Starting Level	90267F162	US90267F1628

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Performance Securities with Contingent Protection product supplement, the accompanying prospectus and this pricing supplement. See “Key Risks” beginning on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the product supplement for risks related to an investment in the Securities. Your Securities protect your principal only if the Index Ending Level is above or equal to the Trigger Level and you hold the Securities to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG
Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security
S&P 500® Index	$15,873,280	$10.00	$555,564.80	$0.35	$15,317,715.20	$9.65

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated October 26, 2010

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an Index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the Index supplement and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

➢	Product supplement dated February 18, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000167/c139744_690320-424b2.htm

➢	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

➢	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to ”UBS,” ”we,” ”our” and ”us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, ”Performance Securities with Contingent Protection” or ”Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the ”product supplement” mean the UBS product supplement, dated February 18, 2009, references to the ”Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to ”accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

➢	You have a moderate to high risk tolerance.
➢	You believe the underlying index will appreciate over the term of the Securities.
➢	You seek an investment with a return linked to the performance of the underlying index.
➢	You are willing to expose your principal to the full downside performance of the underlying index if the Index Ending Level is below the Trigger Level, and are therefore willing to lose some or all of your principal.
➢	You are willing to forgo dividends paid on the stocks included in the underlying index in exchange for enhanced returns if the underlying index appreciates and contingent protection if the underlying index declines.
➢	You are willing to invest in the Securities based on the Participation Rate of 119%.
➢	You do not seek current income from this investment.
➢	You are willing to hold the Securities to maturity, a term of 5 years.
➢	You do not seek an investment for which there is an active secondary market.
➢	You are comfortable with the creditworthiness of UBS as Issuer of the Securities.

The Securities may not be suitable for you if:

➢	You seek an investment that is fully principal protected.
➢	You do not believe the underlying index will appreciate over the term of the Securities.
➢	You prefer to receive the dividends paid on the stocks included in the underlying index.
➢	You are not willing to make an investment in which you could lose 100% of your principal amount.
➢	You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
➢	You seek current income from your investments.
➢	You are unwilling or unable to hold the Securities to maturity, a term of 5 years.
➢	You seek an investment for which there will be an active secondary market.
➢	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this pricing supplement for risks related to an investment in the Securities.

Final Terms

Issuer	UBS AG, London Branch
Principal Amount	$10.00 per Security
Term	5 Years
Underlying Index	S&P 500® Index
Payment at Maturity(1) (per Security)	You will receive a cash payment at maturity based on the performance of the underlying index during the term of the Securities.
If the Index Return is positive, you will receive your principal plus a return equal to the Participation Rate times the Index Return:
$10 + ($10 × Participation Rate × Index Return)
If the Index Return is zero, you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level, you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is below the Trigger Level, you will receive your principal reduced by the negative Index Return:
$10 + ($10 × Index Return)
In this case, the contingent protection is lost and you will lose some or all of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	1185.64, which is the closing level of the underlying index on the Trade Date.
Index Ending Level	The closing level of the underlying index on the Final Valuation Date.
Participation Rate	The Participation Rate determines what percentage of the Index Return will be used to compute your payment at maturity if the Index Return is positive. The Participation Rate is 119%.
Trigger Level	592.82, which is 50% of the Index Starting Level.

Determining Payment at Maturity

Principal is protected and you will receive $10 per Security.(1)

The principal protection on your Securities is contingent. If the Index Ending Level is below the Trigger Level, your principal is fully exposed to any decline in the underlying index. As a result, you could lose some or all of your principal amount at maturity.

(1)	Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:

Term:	5 Years
Index Starting Level:	1185.64
Trigger Level:	592.82 (which is 50% of the Index Starting Level)
Participation Rate:	119%
Range of Index Return:	100% to -100%

The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The Index Return is 20%.

Since the Index Return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 × 20% × 119%) = $12.38 per Security (a 23.80% return).

Example 2: The Index Return is -20% and the Index Ending Level is above the Trigger Level.

Since the Index Return is negative but the Index Ending Level is above the Trigger Level of 592.82, your principal is protected and you will receive $10 per Security at maturity (zero return).

Example 3: The Index Return is -60%, making the Index Ending Level below the Trigger Level.

Since the Index Return is negative and the Index Ending Level is below the Trigger Level, contingent protection is lost and your investment in the Securities is fully exposed to the decline of the underlying index. In this example, the payment at maturity is calculated as follows:

$10 + ($10 × -60%) = $10 – $6 = $4 per Security (a 60% loss).

If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment in the Securities is fully exposed to the decline of the underlying index and you will lose some or all of your principal at maturity.

Underlying Index		Payment and Return at Maturity
Index Level	Index Return(1)	Payment at Maturity	Securities Total Return at Maturity
2371.28	100.00%	$21.90	119.00%
2252.72	90.00%	$20.71	107.10%
2134.15	80.00%	$19.52	95.20%
2015.59	70.00%	$18.33	83.30%
1897.02	60.00%	$17.14	71.40%
1778.46	50.00%	$15.95	59.50%
1659.90	40.00%	$14.76	47.60%
1541.33	30.00%	$13.57	35.70%
1422.77	20.00%	$12.38	23.80%
1304.20	10.00%	$11.19	11.90%
1185.64	0.00%	$10.00	0.00%
1067.08	-10.00%	$10.00	0.00%
948.51	-20.00%	$10.00	0.00%
829.95	-30.00%	$10.00	0.00%
711.38	-40.00%	$10.00	0.00%
592.82	-50.00%	$10.00	0.00%
474.26	-60.00%	$4.00	-60.00%
355.69	-70.00%	$3.00	-70.00%
237.13	-80.00%	$2.00	-80.00%
118.56	-90.00%	$1.00	-90.00%
0.00	-100.00%	$0.00	-100.00%
(1)	The Index Return excludes any cash dividend payments.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

➢	Contingent protection applies only in limited circumstances and otherwise you may lose up to 100% of your initial investment — Your principal amount will be protected only if the Index Ending Level is greater than or equal to the Trigger Level. The Securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your Securities if the Index Ending Level is below the Trigger Level. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the underlying index. Accordingly, you may lose up to 100% of your principal amount.
➢	Contingent protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities, even in cases where the underlying index has appreciated since the Trade Date. If you sell your Securities in the secondary market prior to maturity, you will not receive any contingent protection on the portion of your Securities sold.
➢	Credit of UBS — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the Securities.
➢	There may be little or no secondary market for the Securities — The Securities will not be listed on any securities exchange or quotation system. An affiliate of UBS intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of UBS is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities and therefore will generally be lower than the price you paid when you purchased the Securities.
➢	Owning the Securities is not the same as owning the underlying index — The return on your Securities may not reflect the return you would realize if you actually owned the underlying index or the stocks included in the underlying index (the “index constituent stocks”). For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the term of the Securities.
➢	Changes affecting the underlying index — The policies of Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc., sponsor of the underlying index (the “index sponsor”), concerning additions, deletions and substitutions of the index constituent stocks and the manner in which the index sponsor takes account of certain changes affecting those index constituent stocks may adversely affect the level of the underlying index. The policies of the index sponsor with respect to the calculation of the underlying index could also adversely affect the level of the underlying index. The index sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could have an adverse effect on the value of the Securities.
➢	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the index sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index. The index sponsor is not involved in the Securities offering in any way and has no obligation to consider your interest as an owner of the Securities in taking any actions that might affect the market value of your Securities.
➢	The underlying index reflects price return, not total return — The return on your Securities is based on the performance of the underlying index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Securities will not include such a total return feature or dividend component.
➢	No interest or dividend payments — You will not receive any periodic interest payments on the Securities and you will not receive any dividend payments or other distributions on any index constituent stocks.
➢	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of the underlying index; the dividend rate paid on the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.

➢	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
➢	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index may adversely affect the market value of the underlying index and, therefore, the market value of the Securities.
➢	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the index constituent stocks, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the underlying index in the market. The calculation agent can postpone the determination of the Index Ending Level and the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
➢	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the underlying index or the index constituent stocks, and therefore the market value of the Securities.
➢	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” beginning on page 7.

The S&P 500® Index

The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of October 26, 2010 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (81); Health Care (51); Industrials (57); Information Technology (76); Materials (31); Telecommunications Services (9); and Utilities (34).

The graph below illustrates the performance of the S&P Index from June 1, 1998 to October 26, 2010, as well as the Trigger Level of 592.82, based on the Index Starting Level of 1185.64, which was the S&P Index closing level on October 26, 2010. The historical levels of the S&P Index should not be taken as an indication of future performance.

What are the tax consequences of the Securities?

The following is a general description of certain United States federal tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Securities. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the Product Supplement. This discussion applies to you only if you are the original investor in the Securities and hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

➢	a dealer in securities,
➢	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
➢	a bank,
➢	a life insurance company,
➢	a tax-exempt organization,
➢	a person that owns Securities as part of a straddle or a hedging or conversion transaction for tax purposes, or
➢	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of the Securities and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Securities.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR SECURITIES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN THE SECURITIES.

Unless otherwise specified in this pricing supplement, in the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat the Securities as a pre-paid cash-settled derivative contract with respect to the underlying index and the terms of the Securities require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, you should generally not accrue any income with respect to the Securities during the term of the Securities until sale or maturity of the Securities and recognize capital gain or loss upon the sale, exchange or maturity of your Securities in an amount equal to the difference between the amount you realize at such time and your tax basis in the Securities. In general, your tax basis in your Securities will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. The Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

In addition, it is possible that your Securities could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Securities. Any gain you recognize upon the sale, redemption or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

In addition, if the underlying index rebalances or rolls, it is possible that the Securities could be treated as a series of forward contracts each of which matures on the next rebalancing date and/or roll date. If your Securities were properly characterized in such a manner, you would be treated as disposing of your Securities on each rebalancing and/or roll date in return for new forward contracts that mature on the next rebalancing and/or roll date, and you would likely recognize capital gain or loss (which would be short-term if the period between rebalancing or roll is one year or less) on each rebalancing and/or roll date equal to the difference between your basis in your Securities (which would be adjusted to take into account any prior recognition of gain or loss) and their fair market value on such date.

The Internal Revenue Service could also possibly assert that (i) you should be treated as owning the underlying index, (ii) you should be required to accrue interest income over the term of your Securities, (iii) any gain or loss that you recognize upon the maturity of your Securities should be treated as an ordinary gain or loss, or (iv) you should be required to include in ordinary income an amount equal to any increase in the underlying index that is attributable to ordinary income that is realized in respect of the index constituent stocks, such as interest, dividends or net-rental income. You should consult your tax advisor as to the tax consequences of such characterization and any possible other alternative characterizations of your Securities for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Securities or a sale of the Securities should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Securities or a sale of the Securities to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Securities.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

➢	payments of principal and interest on the Securities within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
➢	the payment of the proceeds from the sale of the Securities effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

➢	fails to provide an accurate taxpayer identification number,
➢	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
➢	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of the Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of the Securities that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

➢	the proceeds are transferred to an account maintained by you in the United States,
➢	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
➢	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of the Securities effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

➢	a United States person,
➢	a controlled foreign corporation for United States tax purposes,
➢	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
➢	a foreign partnership, if at any time during its tax year:
➢	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
➢	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Recent Legislation.  Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

Non-United States Holders.  If you are not a United States holder, under current law you will generally not be subject to United States withholding tax with respect to payments on your Securities but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a Security or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents have agreed to purchase, all of the Securities at the issue price to public less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate structured products, UBS organizes its structured products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular structured product.

➢	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
➢	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.